ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 21, 2020
Mr. Jeffrey A. Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  ETF Series Solutions (the “Trust”)
LHA Market State Tactical Beta ETF (the “Fund”)
File Nos. 333-179562 and 811-22668

Dear Mr. Foor:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 632 to the Trust’s Registration Statement on Form N-1A filed July 1, 2020 (SEC Accession No. 0000894189-20-005203) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1. Regarding the Fund’s Investment Objective, please clarify whether the Fund seeks to provide returns that outperform the large-capitalization U.S. equity market before or after fees and expenses.
Response: The Fund seeks to outperform the large-capitalization U.S. equity market net of any fees and expenses. Because the Trust believes that investors understand that references to performance are based on the net asset value of the Fund, which reflects fees and expenses, the Trust respectfully declines to revise the investment objective with respect to the above comment.
Comment 2. Regarding the Fund’s Investment Objective, please clarify the meaning of “risk-adjusted”.
Response: The phrase “risk-adjusted” has been deleted, and the Fund’s investment objective has been revised to read as follows:
The LHA Market State Tactical Beta ETF (the “Fund”) seeks long-term out-performance relative to the large-capitalization U.S. equity market.
Comment 3. The “Principal Investment Strategies” section states that “[t]he Fund’s exposure may be significantly greater or less than 90%…”. Please clarify what such variance might be, such as by providing a range of the Fund’s potential exposure to the S&P 500.
Response:  The above-referenced sentence has been revised to read as follows: “The Fund’s exposure may be significantly greater or less than 90% at any given time, although the Adviser generally expects that such exposure will be between approximately 80% and 120% at the time investments are made.”
Comment 4. Please confirm whether the Fund has a contractual relationship with Thompson Capital to license or otherwise have access to the “proprietary statistical models and analyses of the volatility of the S&P 500 Index developed, owned, and maintained by Thompson Capital”. If so, please provide such agreement(s) as an exhibit to the Amendment.
Response: The Trust confirms that the Fund does not have a contractual relationship with Thompson Capital. Consequently, no agreements are being filed as an exhibit to the Amendment in response to the above comment.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 5. In the Fund’s Principal Investment Strategy, please clarify the extent to which the Fund might write options.
Response: The Fund does not have a specified limit in the amount of exposure it may have from written options, but such options are generally used to hedge portfolio exposure or to generate incremental revenue (e.g., covered calls), rather than for speculative purposes. The Fund does not write put options, except when a written put is a component of a put spread. The Fund’s written call options will all be covered, and the following disclosure has been added in response to Item 9 of Form N-1A:
The Fund will write call options only if they are “covered”. In the case of a call option written on a security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, liquid assets in such amount are segregated) upon conversion or exchange of other securities held by it. For a call option written on an index, the option is covered if the Fund maintains with its custodian a portfolio of securities substantially replicating the index or liquid assets equal to the contract value. A call option also is covered if the Fund holds a call on the same reference asset as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the Fund segregates liquid assets in the amount of the difference.
Comment 6. With respect to the use of options and leverage overall, please provide additional clarity on how much risk and leverage the Fund might take on.
Response: Please see the responses to Comments 3 and 5 above.
Comment 7. If the Fund will write uncovered call options as part of its principal investment strategy, please provide specific disclosure in the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections.
Response:  The Trust confirms that the Fund will not write uncovered call options. See also the response to Comment 5 above.
Comment 8. Please identify the extent to which the Fund may invest in leveraged, inverse, and inverse-leveraged ETFs. In particular, please identify whether those investments may exceed 15% of the Fund’s investments, in which case the Staff may have additional comments.
Response: Leveraged, inverse, and inverse-leveraged ETFs will not be part of the Fund’s principal investment strategy, and related disclosures have been deleted from the Prospectus. The Trust confirms that the Adviser does not expect the Fund to invest more than 15% of its assets in leveraged, inverse, and inverse-leveraged ETFs.
Comment 9.  We note that the principal risks appear in alphabetical order. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:  The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
The Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’of investing in the Fund, regardless of the order in which it appears.”
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the “Management Risk” has been revised to read as follow:
Active Management Risk. The Fund is actively managed and may not meet its investment objective if the quantitative models and/or analyses fail to identify the direction or strength of market movements or based on the Adviser’s success or failure to implement investment strategies for the Fund. The Fund may invest in complex instruments (each described below), including options and futures contracts and volatility-linked ETNs. Such instruments may create enhanced risks for the Fund, and the Adviser’s ability to control the Fund’s level of risk will depend on the Adviser’s skill in managing such instruments.
Comment 10. Please bold or otherwise highlight the final sentence of the Leveraged, Inverse, and Inverse-Leveraged ETFs Risk factor.
Response: The above-referenced risk disclosure has been deleted. See the response to Comment 8 above.
Comment 11. If the Adviser is new to managing registered funds, please consider adding appropriate risk disclosure.
Response:  The Trust confirms that the Adviser currently manages one other series of the Trust and has been managing ETFs since 2018. As such, the Trust respectfully declines to add a new adviser risk disclosure.
Comment 12. Please revise the Options Risk to state that when the Fund writes call options, the Fund could have unlimited exposure to such option.
Response:  The requested change has been made.
Comment 13. Please consider whether a short-selling risk would be appropriate to disclose for the Fund.
Response:  The following risk factor has been added to Items 4 and 9 of the Fund’s Prospectus.
Short Position Risk. The Fund may engage in short position derivative activities, which are significantly different from the investment activities commonly associated with conservative stock or bond funds. Positions in shorted derivatives are speculative and more-risky than “long” positions (purchases) because the cost of the replacement derivative is unknown. Therefore, the potential loss on an uncovered short derivative, such as a call option, is unlimited, whereas the potential loss on long positions is limited to the original purchase price. You should be aware that any strategy that includes short positions could suffer significant losses. Shorting will also result in higher transaction costs (such as interest and dividends), which reduce the Fund’s return, and may result in higher taxes. When the Fund is selling a position short, it must maintain a segregated account of cash or high-grade securities equal to

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
the margin requirement. As a result, the Fund may maintain high levels of cash or other liquid assets.
Comment 14. Please clarify in the “Management — Investment Adviser” section that the Adviser manages multiple funds, if applicable.
Response:  The requested change has been made.
Comment 15. With respect to the prior performance disclosure:
i.clarify whether the composite shown includes all accounts with substantially the same investment objectives, policies, and investment strategies;
ii.name the portfolio managers and identify the advisory firm under which the performance was achieved;
iii.state whether the portfolio managers have the same degree of discretion advising the Fund as they did with the other accounts, and if not, discuss the differences;
iv.if any of the composite accounts were registered funds, confirm that the Fund’s portfolio managers were named in the offering documents for such funds;
v.clarify whether any “sales loads or placement fees” were applicable to the composite accounts, and if so, explain the basis for excluding such amounts; and
vi.add since inception returns for the composite.

Response:  Please see the attached Appendix A for revisions applicable to the above-referenced section. The Trust notes that the above-referenced section uses the term “Portfolio Managers”, which is defined under “Management — Portfolio Managers” to mean Michael Thompson and D. Matthew Thompson, together.
Comment 16.  Regarding the Fund’s investment restrictions, please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated.
Response:  The following has been added to the above-referenced section: “With respect to the concentration policy, securities of state or municipal governments and their political subdivisions that derive their income principally from a specific project or that are backed principally from the assets and revenue of a non-governmental user will be considered to be issued from the industry of that project or user.”

If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Appendix A

The Portfolio Managers’ Prior Performance
The performance information shown below represents the prior performance of the Tactical Beta strategy as managed by the Portfolio Managers in separately managed accounts with substantially the same investment objectives, policies, and investment strategies as the Fund. The Portfolio Managers have been jointly and primarily responsible for the management of such accounts on behalf of Kaizen Advisory LLC from November 1, 2016 until March 31, 2019 and on behalf of Thompson Capital continuously since April 1, 2019 with the same degree of discretion as they have with respect to the Fund. The performance below reflects the asset-weighted composite of time-weighted returns for all such accounts for which daily performance information is available (collectively, the “Tactical Beta Composite”). The Tactical Beta Composite does not include and has not previously included any pooled investment vehicles other than the Fund.
All returns of the Tactical Beta Composite are presented after the deduction of the composite fees and expenses, including investment advisory fees, brokerage commissions, and execution costs paid by the composite accounts without provision for federal or state income taxes. The performance for the Tactical Beta Composite does not reflect any sales loads or placement fees, as no such sales loads or placement fees applied to the Tactical Beta Composite accounts.
The fees and expenses for substantially all of the separately managed accounts included in the Tactical Beta Composite were higher than what is estimated for the Fund; therefore, if the composite accounts had the Fund’s estimated expense structure, the performance results of the Tactical Beta Composite during that time period would have been higher.
The separately managed accounts included in the Tactical Beta Composite are not registered mutual funds in the U.S. and are not subject to the same types of expenses as the Fund or to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the 1940 Act, or the Code, which, if applicable, may have adversely affected the performance results of the Tactical Beta Composite.
Investors should be aware that the use of a methodology different from that used to calculate the Fund’s performance could result in different performance data. The methodology used to calculate the Tactical Beta Composite’s performance information differs from the SEC required methodology for the Fund. The performance returns are calculated by an independent third-party.
Prior performance of the Tactical Beta Composite is not indicative of the Fund’s future performance.
The performance data below is for the Tactical Beta Composite and is not the performance results of the Fund.

	Net Monthly Total Returns of the Tactical Beta Composite												Annual/Period Total Returns
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Tactical Beta Composite	S&P 500(1)
2020	-0.09%	-2.67%	19.51%	8.89%	4.41%	-0.66%	5.39%	6.53%					47.37%	9.74%
2019	5.97%	3.00%	0.89%	3.71%	-7.16%	6.54%	1.45%	-0.97%	1.66%	1.18%	3.46%	2.04%	23.24%	31.49%
2018	2.90%	8.56%	-0.60%	0.14%	1.81%	-0.03%	2.10%	1.80%	-0.22%	-7.15%	2.87%	-5.43%	6.03%	-4.38%
2017	2.40%	3.93%	-0.72%	1.29%	1.33%	0.05%	2.00%	0.82%	1.45%	2.32%	3.44%	0.61%	20.53%	21.83%
2016											-0.08%	1.46%	1.38%	5.75%
(1) S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes).
Average Annual Total Returns
For the Periods Ended December 31, 2019

	1 Year	Since Inception (11/1/2016)
Tactical Beta Composite	23.24%	15.97%
S&P 500 Total Return Index (reflects no deduction for fees, expenses, or taxes)	31.49%	16.50%